Exhibit 3.7

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD& A”)

The following MD&A for Total Energy Services Inc. (“Total Energy” or the “Company”) was prepared as at May 9, 2017 and focuses on information and key statistics from the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2017 (the “Interim Financial Statements”) and pertains to known risks and uncertainties relating to the energy services sector. This discussion should not be considered all-inclusive as it does not include all changes regarding general economic, political, governmental and environmental conditions.

This MD&A should be read in conjunction with the Company’s Interim Financial Statements, the Company’s 2016 Annual Report, the Annual Information Form (“AIF”) for the year ended December 31, 2016 and the cautionary statement regarding forward-looking information and statements below. Additional information relating to Total Energy, including the Company’s AIF, may be found on SEDAR at www.sedar.com. Unless otherwise indicated, all dollar amounts presented herein are in Canadian dollars.

BUSINESS OF THE COMPANY

Total Energy is a public energy services company based in Calgary, Alberta. Through its operating divisions, wholly owned subsidiaries and limited partnerships, Total Energy is involved in three businesses: contract drilling services (“CDS”), the rental and transportation of equipment used in the drilling, completion and production of oil and natural gas wells (“RTS”) and the fabrication, sale, rental and servicing of new and used natural gas compression and oil and natural gas process equipment (“CPS”). Substantially all of the Company’s operations are conducted within Canada although RTS and CPS conduct a limited amount of business in the United States of America through United States corporate affiliates. CPS generates international sales from its Calgary-based facilities.

Contract Drilling Services: At March 31, 2017, the Company operated a fleet of 18 rigs in Canada. Of these rigs, 16 are telescopic doubles and two are telescopic singles with integrated top drives. The Company also maintains an extensive inventory of top drives, drill pipe and spare components to support its operations.

Rentals and Transportation Services: Total Energy’s RTS business is presently conducted from 21 locations in western Canada and two locations in the northwestern United States. At March 31, 2017, this segment had approximately 10,000 pieces of major rental equipment (excluding access matting) and a fleet of 121 heavy trucks.

Compression and Process Services: The Company fabricates a full range of natural gas compression equipment as well as select oil and natural gas process equipment. At March 31, 2017 the CPS segment occupied approximately 187,000 square feet of production facilities located in Calgary, Alberta and a 100,000 square feet facility in Weirton, West Virginia. The facility in Weirton is expected to commence production during the second quarter of 2017, following which all such facilities will support North American and international equipment sales. As at March 31, 2017 the CPS segment also had a network of 12 branch locations throughout western Canada and the United States from which its natural gas compression parts and service business is conducted. This segment had 40,000 horsepower of compression in its rental fleet at March 31, 2017.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS

Selected financial information derived from the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2017.

	Financial Quarter Ended (Unaudited)
(in thousands of dollars except per share amounts)	March 31, 2017	Dec 31, 2016	Sept 30, 2016	June 30, 2016
Revenue	$84,352	$57,415	$46,536	$43,893
Operating loss	(241)	(4,296)	(3,012)	(5,289)
EBITDA (1)	7,942	3,554	4,816	1,368
Cashflow	7,821	2,827	6,076	1,775
Cash provided by (used in) operating activities	(5,301)	17,100	1,962	6,741
Net income (loss)	(853)	(3,667)	(1,912)	(4,203)

Per share data
EBITDA (1)	$0.25	$0.11	$0.16	$0.04
Cashflow	0.25	0.09	0.20	0.06
Net Loss	(0.03)	(0.12)	(0.06)	(0.14)

Financial Position
Total Assets	$635,240	$522,599	$507,711	$509,349
Long-Term Debt and Obligations Under Finance Leases (excluding current portion)	58,053	46,557	46,719	47,483
Working Capital (2)	77,158	71,770	80,094	79,386
Net Debt (1)	nil	nil	nil	nil
Shareholders’ Equity	466,149	364,302	369,857	374,004

Shares Outstanding (000’s) (3)
Basic	31,448	30,920	30,940	30,985
Diluted	31,489	30,920	30,940	30,985

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2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Financial Quarter Ended (Unaudited)
	March 31, 2016	Dec 31, 2015	Sept 30, 2015	June 30, 2015
Revenue	$49,956	$52,082	$66,713	$71,908
Operating income (loss)	(2,513)	(381)	2,456	3,155
EBITDA (1)	4,303	6,581	11,137	13,276
Cashflow	5,039	5,662	(580)	6,482
Cash provided by (used in) operating activities	12,686	6,410	(1,960)	12,555
Net income	(2,132)	(3,019)	1,570	921

Per share data (basic and diluted)
EBITDA (1)	$0.14	$0.21	$0.36	$0.43
Cashflow	0.16	0.19	0.00	0.21
Net Earnings (Loss)	(0.07)	(0.10)	0.05	0.03

Financial Position
Total Assets	$522,225	$532,379	$538,179	$547,552
Long-Term Debt and Obligations Under Finance Leases (excluding current portion)	48,235	49,185	49,914	50,688
Working Capital (2)	87,702	90,314	92,607	86,161
Net Debt (1)	nil	nil	nil	nil
Shareholders’ Equity	379,696	383,335	387,699	387,619

Shares Outstanding (000’s)
Basic	30,985	30,997	30,997	31,000
Diluted	30,985	30,997	31,067	31,118

(1)	Please see “Non-IFRS Measures” below for the definition of EBITDA and Net Debt.
(2)	Working capital mean current assets minus current liabilities.
(3)	Basic and diluted shares outstanding reflect the weighted average number of common shares outstanding for the period. See note 7 to the Company’s Interim Consolidated Financial Statements for the three months ended March 31, 2017.

SEASONALITY

Variations over the quarters are due in part to the seasonal nature of the energy service industry in Canada due to the occurrence of a “breakup”. The first quarter has generally been the strongest quarter for the Company. This strength is due to the northern exposure that the Company has, particularly in its CDS and RTS segments. The northern areas are busiest in the winter as these areas are frozen and allow for improved access to operations locations. The second quarter has generally been the slowest quarter due to a “breakup” as described above. Many of the areas that the Company operates in are not accessible during this period when ground conditions do not permit the movement of heavy equipment. The third quarter has generally been the third busiest quarter, as some of the issues associated with a “breakup” are no longer affecting access to areas of operations. The fourth quarter has usually been the second busiest quarter of the year as customers are generally able to start accessing northern areas with the onset of winter and the ground freezing. Notwithstanding the foregoing, the significant downturn in North American oil and natural gas industry activity that began in mid-2014 has skewed activity levels such that historical Canadian seasonality trends have not been experienced since the latter part of 2015.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERALL PERFORMANCE

Total Energy’s results for the three months ended March 31, 2017 reflect improving North American industry activity levels from the historic lows experienced during the prior year. Despite higher activity, operating margins remained under pressure, particularly within the Contract Drilling Services (“CDS”) and Rentals and Transportation Services (“RTS”) segments where spot market pricing continued to suffer from competitive market conditions. Also negatively impacting the Company’s results for the first quarter of 2017 was approximately $1.3 million of non-recurring expenses, of which $1.1 million related to the Company’s offer to acquire all of the common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”).

The Company’s financial condition remains strong, with a positive working capital balance of $77.2 million as at March 31, 2017 as compared to $71.8 million of working capital at December 31, 2016. Shareholders’ equity increased by $101.8 million during 2017 due to the issuance of common shares by the Company in connection with the acquisition of Savanna Shares that was partially offset by the realization of a net loss and continued payment of dividends

Revenue

The 69% increase in revenue for the three months ended March 31, 2017 relative to the same period in 2016 was the result of higher activity levels in all of the Company’s segments. Revenue during the three months ended March 31, 2017 was $84.4 million as compared to $50.0 million during the same period in 2016.

Cost of Services

Cost of services increased by 73% to $68.7 million for the three months ended March 31, 2017, as compared to $39.7 million for the same period in 2016. The increase in costs of services during the first quarter of 2017 was the result of higher activity levels, particularly within the CPS segment. Gross margin, as a percentage of revenue, for the three months ended March 31, 2017 was 19% as compared to 21% for the same period in 2016. The lower gross margin realized in the first quarter of 2017 compared to the same period in 2016 is due primarily to competitive market conditions not permitting the Company to increase pricing to the extent necessary to offset higher cost of services, particularly in the CDS and CPS segments where the realized gross margin for the first quarter of 2017 decreased compared to 2016.

Cost of services includes salaries and benefits for operations personnel, equipment repairs and maintenance, fuel, inventory used to manufacture compression and process equipment and rent, utilities and property taxes related to manufacturing facilities and operations branches.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by 31% for the three months ended March 31, 2017 relative to the prior year comparable period. Such increase was due primarily to $1.1 million of expenses incurred in connection with the Company’s offer to purchase all of the Savanna Shares as more particularly described under the heading “Offer to Purchase Shares of Savanna” below.

Included in selling, general and administrative costs are salaries and benefits for sales, office and administrative staff, rent, utilities and property taxes related to the Company’s various divisional offices and its corporate head office as well as professional fees and other costs incurred to maintain the Company’s public listing and conduct investor relations activities. Also included in these costs is compensation for directors and officers pursuant to the Company’s cash based compensation plans.

Share-based Compensation Expense

Share-based compensation expense arises from share options granted pursuant to the share option plans implemented in 2015 and 2012. The decrease in share-based compensation expense for the three months ended March 31, 2017 compared to the same period in 2016 was due to the vesting of the first tranche of share options issued in 2015.

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2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation Expense

The increase in depreciation expense during the three months ended March 31, 2017 as compared to the same period in 2016 was primarily due to an increase in drilling rig utilization and a change in depreciation estimate in the CDS segment as described in Note 10 of the 2016 Audited Consolidated Financial Statements. All of the Company’s property, plant and equipment is depreciated on a straight-line basis with the exception of contract drilling equipment, which is depreciated on a utilization basis subject to a minimum annual depreciation expense equal to an annual utilization of 96 days.

As a result of this change in estimate, there was an increase in depreciation expense of $0.5 million during the three months ended March 31, 2017 and $1.8 million for the year ended December 31, 2016 as compared to the same periods in 2016.

Operating Income (Loss)

The operating loss during three months ended March 31, 2017 decreased to $0.2 million from $2.5 million during the comparable period in 2016. The realization of an operating loss for the three months ended March 31, 2017 is due to the incurrence of $1.1 million of expenses in connection with offer to acquire all of the common shares of Savanna Energy Services Corp.

Finance Costs

The finance costs for the three months ended March 31, 2017 were consistent with the finance costs in the 2016 comparable quarter. Finance costs include interest paid on finance leases, interest expense on the Term Loan (as defined under the heading “Liquidity and Capital Resources”), interest expense on amounts drawn on the Company’s revolving credit facility and unrealized losses on other assets.

Gain on Sale of Property, Plant and Equipment

Disposals of equipment result from the replacement and upgrade of older equipment in the Company’s equipment fleet and the disposition of compression rental equipment (typically upon exercise of purchase options by customers).

During the three months ended March 31, 2017, proceeds from the sale of property, plant and equipment totaled $0.9 million and resulted in a gain on sale of $0.2 million as compared to proceeds of $2.3 million and a gain on sale of $0.3 million for the comparable period of 2016. Such proceeds from dispositions related primarily to equipment dispositions in the CPS and RTS segments.

Income Taxes and Net income

During three months ended March 31, 2017 the Company realized a current income tax recovery of $4.7 million that was offset by increased deferred tax expense resulting in $0.2 million of income tax expense for the first quarter of 2017.

Offer to Purchase Shares of Savanna

On December 9, 2016, Total Energy commenced an offer to purchase all of the outstanding common shares (“Savanna Shares”) of Savanna Energy Services Corp. (“Savanna”). On March 1, 2017, the Company amended its original offer to, among other things, increase the consideration payable for Savanna Shares taken up by the Company to 0.1300 of a Company common share and $0.20 in cash per Savanna Share and on March 13, 2017 the Company waived its 66 2/3 minimum tender condition (together, the “Offer”). On March 24, 2017, the Company acquired 60,952,797 Savanna Shares that were tendered to the Offer (representing approximately 51.6% of the total number of outstanding Savanna Shares) and provided as consideration to the holders of such Savanna Shares 7,923,864 common shares of the Company (issued from treasury) and $12.2 million cash. The Company also extended the Offer to April 7, 2017.

Based on a price of $13.19 for Total Energy’s common shares (being the five-day volume weighted average trading price to and including March 24, 2017), the total consideration paid for the Savanna Shares acquired by the Company on March 24, 2017 was $116.7 million.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the three months ended March 31, 2017 the Company purchased 825,000 of Savanna Shares in the open market at a total cost of $1.6 million.

At March 31, 2017, Total Energy owned 61,777,797 of Savanna Shares, which represented approximately 52.3% of the total number of outstanding Savanna Shares. The value of these shares was recorded on the statement of financial position as a long-term investment and designated as an available for sale financial asset (level 1 of fair value hierarchy values based on quoted prices) with the change in fair value through other comprehensive income. At March 31, 2017, the fair value of Savanna Shares owned by the Company was $118.6 million.

At March 31, 2017 the Company did not have the ability to direct the relevant activities of Savanna thus control or significant influence was not determined to be obtained for accounting purposes. The purchase price equation will be determined as at the date the Company obtains control over the variable returns of Savanna and fair values of the assets and liabilities acquired is determined.

Following the acquisition of 51.6% of Savanna shares on March 24, 2017, Savanna and Total Energy entered into negotiations to reconstitute the board of directors of Savanna and on April 5, 2017 all of the directors of Savanna, with exception of one, resigned as directors and seven new directors were appointed to the board of directors of Savanna, including three existing directors of Total Energy.

On April 7, 2017 Total Energy acquired an additional 35,641,916 Savanna Shares that were tendered to the Offer (representing approximately 30.1% of the total number of outstanding Savanna Shares) and provided as consideration to the holders of such Savanna Shares 4,633,449 common shares of the Company (issued from treasury) and $7.1 million cash. Total Energy also extended the Offer to April 27, 2017.

Based on a price of $13.28 for Total Energy’s common shares (being the five-day volume weighted average trading price to and including April 6, 2017), the total consideration paid for the Savanna Shares acquired by the Company on April 7, 2017 was $68.6 million.

On April 27, 2017 Total Energy acquired an additional 3,178,051 Savanna Shares that were tendered to the Offer (representing approximately 2.7% of the total number of outstanding Savanna Shares) and provided as consideration to the holders of such Savanna Shares 413,147 common shares of the Company (issued from treasury) $0.6 million cash. The Offer expired on April 27, 2017.

Based on a price of $13.57 for Total Energy’s common shares (being the five-day volume weighted average trading price to and including April 26, 2017), the total consideration paid for the Savanna Shares acquired by the Company on April 27, 2017 was $6.2 million.

Between January 13, 2017 and May 9, 2017, Total Energy purchased 1,800,000 Savanna Shares in the open market. At May

9, 2017 the Company owned 101,572,765 of Savanna Shares, representing 86% of the total number of outstanding Savanna Shares.

6
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEGMENTED RESULTS

Contract Drilling Services

The revenue reported from the CDS segment increased by 110% to $6.7 million for the three months ended March 31, 2017, as compared to $3.2 million for the same period in 2016. For the first quarter of 2017 the CDS segment achieved a utilization rate, on a spud to rig-release basis, of 27% as compared to 12% for the same period in 2016. This increase in utilization during 2017 relative to 2016 was due to increased oil and natural gas drilling activity in Canada. Operating days (spud to rig-release) for the three months ended March 31, 2017 totaled 442, as compared to 196 days for the same period in 2016. Revenue per operating day received for contract drilling services for the three months ended March 31, 2017 decreased 7%, as compared to revenue per operating day during the same period of 2016. The decrease in revenue per operating day was due primarily to lower spot market pricing as the Company had no drilling rigs under term fixed price contracts.

The CDS segment realized an operating loss of $0.7 million for the three months ended March 31, 2017, as compared to operating income of $0.3 million for the prior year comparable period. Continued price competition during the first quarter of 2017 in the face of increased operating costs due to higher activity levels underpinned this operating loss. In addition, a change in the Company’s depreciation estimates implemented during the third quarter of 2016 resulted in a $0.5 million increase to depreciation expense and also contributed to such operating loss (see Note 10 of the 2016 Audited Consolidated Financial Statements).

Rentals and Transportation Services

The revenue reported from the RTS segment increased by 58% to $17.6 million for the three months ended March 31, 2017, as compared to $11.1 million for the same period in 2016. The revenue increase was due primarily to increased equipment utilization. Average utilization of the rental assets was 22% for the three months ended March 31, 2017, as compared to 15% for the prior year comparable period. Segment revenue per utilized rental piece increased 7% during the first quarter compared to the same periods in 2016. The increase in revenue per utilized piece was due to a modest increase in pricing and changes in the mix of equipment utilized during the quarter. This segment exited the first quarter of 2017 with approximately 10,000 pieces of major rental equipment (excluding access matting) and a fleet of 121 heavy trucks as compared to 10,000 pieces of rental equipment and 115 heavy trucks at the end of the first quarter of 2016.

The RTS segment realized an operating loss of $0.1 million for the three months ended March 31, 2017, as compared to $2.7 million for the comparable period in 2016. This decrease in operating loss resulted primarily from higher equipment utilization and the resultant increase in revenue on a year over year basis given this segment’s relatively high fixed cost structure as compared to the Company’s other business segments. Such fixed cost structure includes costs associated with its significant operating branch infrastructure, including maintenance and repairs, utilities, insurance, property taxes and rent. In addition, depreciation expense on this segment’s equipment fleet is recorded on a straight-line basis and is not correlated to levels of activity.

Compression and Process Services

The revenue reported from the CPS segment increased by 69% to $60.1 million for the three months ended March 31, 2017, as compared to $35.6 million for the same period in 2016. The revenue increase during the first quarter of 2017 was due primarily to higher activity levels, particularly within certain international markets including Australia. This segment exited the first quarter of 2017 with a backlog of fabrication sales orders of approximately $75.2 million, as compared to a backlog of $49.4 million at March 31, 2016 and $65.5 million at December 31, 2016. The timeline for conversion of such sales backlog into revenue varies from order to order and often changes due to factors outside of the Company’s control. As at March 31, 2017, the total horsepower of compressors on rent was approximately 16,500 as compared to approximately 11,200 as at March 31, 2016 and 12,600 at December 31, 2016. The compression rental fleet experienced an average utilization of 38% (based on fleet horsepower) during both the three months ended March 31, 2017, as compared to 35% for the same period in 2016.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The CPS segment generated operating income of $3.0 million for the three months ended March 31, 2017, as compared to $1.1 million for the comparable period in 2016. Operating income margin in this segment was 5% for the three months ended March 31, 2017, as compared to 3% for the comparable period in 2016. The increase in operating income margin during first quarter of 2017 compared to the same period in 2016 was primarily a result of increased overhead absorption due to higher production levels and increased compression rental revenues (which generally realize higher operating income margins that other sources of CPS revenue) arising from the 47% year over year increase in compression horsepower on rent.

Corporate

Total Energy’s Corporate segment consists of the Company’s corporate and other activities. This segment does not generate any revenue but provides sales, operating, financial, treasury, analytical and other support services to Total Energy’s business segments and manages the corporate affairs of the Company, including matters related to its public listing.

The Corporate segment realized an operating loss of $2.5 million for the three months ended March 31, 2017, as compared to $1.2 million for the comparable period in 2016. The increase in the operating losses during the first quarter of 2017 was due primarily to $1.1 million of costs incurred in connection with the Offer to purchase all of the Savanna Shares.

LIQUIDITY AND CAPITAL RESOURCES

Cash Provided by Operating Activities and Cashflow

Cash used in operating activities was $5.3 million for the three months ended March 31, 2017, as compared to cash provided by operating activities of $12.7 million for the comparable period in 2016. Cashflow was $7.8 million for the three months ended March 31, 2017, as compared to $5.0 million for the comparable period in 2016. The changes in cash provided by operating activities and cashflow were due primarily to changes in operating income as described above and working capital balances. Cashflow in the first quarter of 2017 was positively impacted by the realization of a smaller net loss as compared to first quarter of 2016. The Company reinvests any remaining cash provided by operating activities after required long-term debt and finance lease payments and dividend payments to shareholders into the internal growth of existing businesses, acquisitions, voluntary repayment of long-term debt or the repurchase of the Company’s shares pursuant to the Company’s normal course issuer bid.

Investing Activities

Net cash used in investing activities was $16.5 million for the three months ended March 31, 2017, as compared to $5.6 million for the comparable period in 2016. During the first quarter of 2017, the Company realized $0.9 million of proceeds from the sale of property, plant and equipment (“PP&E”) as compared to $2.3 million of proceeds in the first quarter 2016. Such proceeds are derived primarily from the disposal of compression rental equipment and, to a lesser extent, the replacement and upgrade of older equipment in the Company’s fleet.

During the first quarter 2017, $2.9 million of PP&E purchases and $13.8 million of cash acquisition costs were allocated as follows: $0.5 million in the CDS segment relating primarily to the purchase of rig equipment, $1.4 million in the RTS segment relating primarily to purchases of new and used rental equipment, $1.0 million in the CPS segment relating primarily to additions to the compression rental fleet and $13.8 million in Corporate segment relating to the cash consideration paid on the acquisition of Savanna Shares, including Savanna Shares acquired in the open market (see Note 4 in the Company’s interim condensed financial statements for further information).

8
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing Activities

Net cash provided by financing activities was $5.8 million for the three months ended March 31, 2017, as compared to net cash used in financing activities of $3.6 million for the comparable period in 2016. This was due to an increase in long-term debt arising from the Company drawing on the Operating Facility (as defined below) for first time since 2011 to fund the cash portion of the consideration for the purchase of Savanna Shares.

Liquidity

The Company had a working capital surplus of $77.2 million as at March 31, 2017 compared to $71.8 million as at December 31, 2016. As at March 31, 2017 and the date of this MD&A, the Company is in compliance with all debt covenants.

The Company has a $65 million committed revolving facility (the “Operating Facility”) with a major Canadian financial institution that will be due for renewal in February 2019. As at March 31, 2017, $12.1 million was drawn on the Operating Facility, which amount is included in long-term debt. Repayment of amounts drawn on the Operating Facility are not required until February 2019 in the event such facility is not subsequently renewed. The Operating Facility bears interest at the lender’s prime rate plus 0.40% and is secured by the Company’s cash and cash equivalents, accounts receivable and inventory. As at March 31, 2017, the Operating Facility was fully available, less outstanding letters of credit and amounts drawn.

In connection with the redemption of the Company’s convertible debentures in 2015, the Company secured a $50 million bank loan (the “Term Loan”) with the Company’s primary bank. See Note 14 of the 2016 Audited Consolidated Financial Statements for further details regarding the Operating Facility and the Term Loan. As at March 31, 2017, $46.4 million of principal (including the current portion of $2.0 million) was outstanding under the Term Loan.

The Company expects that cash and cash equivalents, cash flow from operating activities, together with existing and available credit facilities, will be sufficient to fund its presently anticipated requirements for investments in working capital and capital assets as well as required debt and finance lease payments, dividend payments and common share repurchases.

Dividends

For the three months ended March 31, 2017 the Company declared dividends of $2.3 million ($0.06 per share) as compared to $1.9 million ($0.06 per share) for the first quarter of 2016. The increase in the aggregate dividend paid reflects the increased number of shares of the Company outstanding following the acquisition of Savanna Shares on March 24, 2017.

For 2017, the Company currently expects cash provided by operating activities and cashflow to exceed dividends to shareholders. Management and the Board of Directors of the Company continue to monitor the Company’s dividend policy in the context of industry conditions and forecasted net income, cashflow, cash provided by operating activities, debt levels, capital expenditures and other investment opportunities and will aim to finance future dividends through cash provided by operating activities.

Capital Spending

Capital spending in the first quarter of 2017 amounted to $16.7 million and related to $2.9 million of PP&E purchases and $13.8 million related to the acquisition of Savanna Shares. Capital spending was funded with cash on hand. For further information, see Notes 5 and 10 to the 2016 Audited Consolidated Financial Statements. The Company’s capital spending for 2017 is currently budgeted to be $22.8 million.

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FOCUS • DISCIPLINE • GROWTH

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONTRACTUAL OBLIGATIONS

At March 31, 2017, the Company had the following contractual obligations:

		Payments due by year
						2021
(in thousands of dollars)	Total	2017	2018	2019	2020	and after
Long-term debt	$58,508	$1,459	$1,998	$14,147	$40,904	$—
Commitments (1)	3,363	1,505	1,091	589	99	79
Finance leases	2,790	1,037	807	598	258	90
Purchase obligations (2)	34,434	34,434	—	—	—	—

Total contractual obligations	$99,095	$38,435	$3,896	$15,334	$41,261	$169

(1)	Commitments are described in Note 26 to the 2016 Audited Consolidated Financial Statements.
(2)	Purchase obligations are described in Note 26 to the 2016 Audited Consolidated Financial Statements. As at March 31, 2017, purchase obligations relate to Total Energy’s commitment to purchase inventory for the Compression and Process Services segment.

OFF-BALANCE SHEET ARRANGEMENTS

During the first quarter of 2017 and the year of 2016, the Company had no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During 2017 and 2016, the Company had no material transactions with related parties.

FINANCIAL INSTRUMENTS

Fair values

As at March 31, 2017, the fair value of other assets was approximately $4.8 million. The net present value of future cash repayments of the Term Loan is $46.3 million utilizing an interest rate for a similar debt instrument at March 31, 2017 of 3.27%. The carrying value and Company’s liability with respect to the Term Loan is $46.4 million. Fair value of long term investment was $118.6 million.

OUTSTANDING COMPANY SHARE DATA

As at the date of this MD&A, the Company had 43,890,460 common shares outstanding.

Summary information with respect to share options outstanding is provided below:

Outstanding at		Remaining life	Exercisable at
March 31, 2017	Exercise Price	(years)	March 31, 2017
1,140,000	$13.74	0.10	1,140,000
76,666	14.96	0.90	76,666
53,334	14.72	1.10	53,334
1,290,000	14.13	3.30	429,997

2,560,000	$13.99	1.76	1,699,997

10
2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

Industry Conditions

With an improvement in oil and natural gas prices over the course of 2016 that was generally sustained during the first quarter of 2017, North American oil and natural gas drilling and completion activity levels continued the recovery which began in the fourth quarter of 2016. Announced capital budgets for North American oil and natural gas producers for 2017 generally remain higher than 2016 capital budgets. This increase in drilling and completion activity has contributed to increased demand for compression and process equipment and related services, including increased demand for compression rental equipment. While pricing has improved modestly, it remains very low by historical standards, particularly within the CDS and RTS segments, and higher activity levels will need to be sustained for some time before meaningful price recovery is achieved and continued volatility in oil and natural gas prices gives rise to caution regarding future activity levels.

Total Energy’s deliberate strategy of preserving its asset base, operating capacity and financial strength through the downturn has enabled it to continue to recover lost market share while avoiding significant start-up costs and undue operational and human resource challenges. The Company’s strategy to geographically diversify its revenue base has also begun to mitigate the risks associated with historically having generated almost all of its revenue in Canada.

Despite near term challenges and uncertainties, the Company believes that medium to long-term fundamentals require continued exploration and development in Canada and elsewhere, particularly in respect of unconventional reserves, to meet global demand for oil and natural gas. A continued focus on the development of unconventional oil and natural gas resources in Canada is expected to continue to drive activity in the future, particularly should export opportunities for Canadian producers increase through the construction of new liquefied natural gas (“LNG”) export terminals and additional pipeline or other take-away capacity.

RISK FACTORS AND RISK MANAGEMENT

In the normal course of business, Total Energy is exposed to financial and operating risks that may potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks on a cost-effective basis. There have been no significant changes in risk and risk management in 2017 other than as described below.

Industry Conditions

While oil and natural gas prices have increased somewhat from the lows in January 2016, they remain low by historical standards. As a result, there continues to be significant uncertainty and volatility in the oil and gas industry and North American oil and natural gas drilling and completion activity remains relatively low. These low industry activity levels have resulted in fierce price competition for the products and services provided by the Company, particularly in the CDS and RTS segments. While the Company has been proactive in managing its operating cost structure to adapt to the current environment, continued low industry activity levels may require additional substantive measures be taken to preserve the Company’s financial strength and flexibility. To date, the Company has made the strategic decision to preserve its operating infrastructure and capacity so as to minimize the cost of responding to increased activity levels in the future. This decision has resulted in increased operating costs relative to further costs savings that could be achieved by materially reducing operating capacity through the closure of operating branches and other similar measures.

Credit Risk

As a result of the challenging oil and natural gas market conditions, the Company continues to face heightened counter-party credit risk as a substantial portion of the Company’s dealings are with entities involved in the oil and gas industry. In regards to accounts receivable, the Company remains focused on actively managing credit risk. Specifically, management has remained diligent in assessing credit levels granted to customers, monitoring the aging of receivables and taking proactive steps to collect outstanding balances.

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TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company does not have significant exposure to any individual customer or counter party other than one intermediate oil and gas company that accounted for over 10% of revenue during the three-month period ended March 31, 2017. No other customer accounted for more than 10% of revenue during this period. Concentration of credit risk on the Company’s trade accounts receivable exists in the oil and gas industry.

Government Regulation

Total Energy’s business and the business of its customers are subject to significant and evolving laws and government regulations, including in the areas of environment, health and safety. The recent implementation of a “carbon tax” by the Government of Alberta, effective January 1, 2017 is expected to increase the Company’s operating costs although the Company is not able to quantify the full impact of such tax at this time.

CRITICAL ACCOUNTING ESTIMATES

Management is responsible for applying judgment in preparing accounting estimates. Certain estimates and related disclosures included within the financial statements are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from management’s current judgments. An accounting estimate is considered critical only if it requires the Company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made, and different estimates the Company could have used would have a material impact on Total Energy’s financial condition, changes in financial condition or results of operations.

There have been no material changes to the Company’s Critical Accounting Estimates during 2017.

Change in accounting estimate

During the first quarter of 2016, the Company conducted an operational efficiency review of its drilling rigs and related equipment based on the current economic and operating environment and taking into consideration the operating history of these assets, in order to assess their useful lives, pace of economic consumption and residual values. The Company continues to believe the utilization method based on operating days is appropriate, but has adjusted its “operating days used” estimates to reflect economic consumption of the rig and related equipment in periods of inactivity, essentially establishing a minimum depreciation charge based on 96 operating days each year, in addition to changing its residual value estimates to nil. The change in estimate results in these assets being depreciated during periods of inactivity. For further details, see Note 10 of the 2016 Audited Consolidated Financial Statements.

As a result of this change in estimate, there was an increase in depreciation expense of $0.5 million during the three months ended March 31, 2017 and $1.8 million for the year ended December 31, 2016.

Critical Judgments in Applying Accounting Policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

The Company’s assets are aggregated into cash-generating units for the purpose of calculating impairment. Cash generating units (“CGU” or “CGUs”) are based on management’s judgments and assessment of the CGU’s ability to generate independent cash inflows. Judgments are also required to assess when impairment indicators exist and impairment testing is required.

The Company is required to exercise judgment in assessing whether the criteria for recognition of a provision or a contingency have been met. The Company considers whether a present obligation exists, probability of loss and if a reliable estimate can be formulated.

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2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s functional currency is based on the primary economic environment in which it operates and is based on an analysis of several factors including which currency principally affects sales prices of products sold by the Company, which currency influences the main expenses of providing services, in which currency the Company keeps it receipts from operating activities and in which currency the Company has received financing.

The Company makes judgments regarding the determination of its reportable segments, including aggregation criteria (as appropriate), for segmented reporting.

Judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings.

Key Sources of Estimation Uncertainty

The following are key estimates and their assumptions made by management affecting the measurement of balances and transactions in these consolidated financial statements.

Where impairment indicators exist or annually for goodwill, the recoverable amount of the asset or CGU is determined using the greater of fair value less costs to sell or value-in-use. Value-in-use calculations require assumptions for discount rates and estimations of the timing for events or circumstances that will affect future cash flows. Fair value less costs to sell requires management to make estimates of fair value using market conditions for similar assets as well as estimations for costs to sell taking into account dismantle and transportation costs.

The Company is required to estimate the amount of provisions and contingencies based on the estimated future outcome of the event.

The Company uses the percentage-of-completion method in accounting for its equipment manufacturing contract revenue. Use of the percentage-of-completion method requires estimates of the stage of completion of the contract to date as a proportion of the total work to be performed.

As pertains to property, plant and equipment the Company is required to estimate the residual value and useful lives of assets for purposes of depreciation.

As pertains to accounts receivable the Company is required to estimate allowances for doubtful accounts based on historic collection trends and experiences with customers.

In a business combination, management makes estimates of the fair value of assets acquired and liabilities assumed which includes assessing the value of property, plant and equipment and intangible assets being acquired.

The Company’s estimate of share-based compensation is dependent upon estimates of historic volatility and forfeiture rates.

The Company’s estimate of the fair value of forward foreign exchange contracts is dependent on estimated forward prices/ rates and volatility in those prices/rates.

The Company’s estimate of the fair value of other assets is based on the market prices quoted on the relevant stock exchanges. Such market prices are volatile and subject to change.

The deferred tax liability is based on estimates as to the timing of the reversal of temporary differences, substantively enacted tax rates and the likelihood of assets being realized.

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TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FUTURE ACCOUNTING POLICIES CHANGES

There have been no significant future accounting policy changes during 2017.

Several new accounting pronouncements issued by the IASB prior 2017 that are applicable to, or may have a future impact on, the Company. Please see page 33 of the Company’s 2016 Annual Report for the details of such pronouncements.

NON-IFRS MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation and amortization) is a useful measure because it gives an indication of the results from the Company’s primary business activities prior to consideration of how such activities are financed and the impact of taxation and non-cash depreciation and amortization charges. Reconciliation of this non-IFRS measure to net income (loss) is set forth below.

EBITDA	Three months ended	Three months ended
(in thousands of Canadian dollars)	March 31, 2017	March 31, 2016
Net income (loss) and total comprehensive income (loss)	$(853)	$(2,132)
Add back (deduct):
Depreciation	8,029	6,482
Finance costs	597	523
Income tax (recovery) expense	169	(570)

EBITDA	$7,942	$4,303

Net Debt is equal to long-term debt plus obligations under finance leases plus current liabilities minus current assets.

RESPONSIBILITY OF MANAGEMENT AND THE BOARD OF DIRECTORS

Management is responsible for the information disclosed in this MD&A and the accompanying unaudited condensed interim consolidated financial statements, and has in place appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is materially complete and reliable. In addition, the Company’s Audit Committee, on behalf of the Board of Directors, provides an oversight role with respect to all public financial disclosures made by the Company, and has reviewed and approved this MD&A and the accompanying unaudited condensed interim consolidated financial statements. The Audit Committee is also responsible for determining that management fulfills its responsibilities in the financial control of operations, including disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in the design of the Company’s ICFR during the quarter ended March 31, 2017 that would materially affect, or is reasonably likely to materially affect the Company’s ICFR.

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2017 FIRST QUARTER REPORT

TOTAL ENERGY SERVICES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain information and statements contained in this MD&A constitute forward-looking information, including the anticipated costs associated with the purchase of capital equipment, expectations concerning the nature and timing of growth within the various business divisions operated through affiliates of Total Energy, expectations respecting the competitive position of such business divisions, expectations concerning the financing of future business activities, statements as to future economic and operating conditions and expectations regarding the payment of dividends in the future. Readers should review the cautionary statement respecting forward-looking information that appears below.

The information and statements contained in this MD&A that are not historical facts are forward-looking statements. Forward-looking statements (often, but not always, identified by the use of words such as “seek”, “plan”, “continue”, “estimate”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “expect”, “may”, “anticipate” or “will” and similar expressions) may include plans, expectations, opinions, or guidance that are not statements of fact. Forward-looking statements are based upon the opinions, expectations and estimates of management as at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These factors include, but are not limited to, such things as changes in industry conditions (including the levels of capital expenditures made by oil and gas producers and explorers), the credit risk to which the Company is exposed in the conduct of its business, fluctuations in prevailing commodity prices or currency and interest rates, the competitive environment to which the various business divisions are, or may be, exposed in all aspects of their business, the ability of the Company’s various business divisions to access equipment (including parts) and new technologies and to maintain relationships with key suppliers, the ability of the Company’s various business divisions to attract and maintain key personnel and other qualified employees, various environmental risks to which the Company’s business divisions are exposed in the conduct of their operations, inherent risks associated with the conduct of the businesses in which the Company’s business divisions operate, timing and costs associated with the acquisition of capital equipment, the impact of weather and other seasonal factors that affect business operations, availability of financial resources or third-party financing and the impact of new laws and regulations or changes in existing laws, regulations or administrative practices on the part of regulatory authorities, including without limitation taxation and environmental laws and regulations and changes in how such laws and regulations are interpreted and enforced. Forward-looking information respecting the anticipated costs associated with the purchase of capital equipment are based upon historical prices for various classes of equipment, expectations relating to the impact of inflation on the future cost of such equipment and management’s views concerning the negotiating position of the Company and its affiliates. Forward-looking information concerning the nature and timing of growth within the various business divisions is based on the current budget of the Company (which is subject to change), factors that affected the historical growth of such business divisions, sources of historic growth opportunities and expectations relating to future economic and operating conditions. Forward-looking information concerning the future competitive position of the Company’s business divisions is based upon the current competitive environment in which those business divisions operate, expectations relating to future economic and operating conditions, current and announced build programs and other expansion plans of other organizations that operate in the energy service business. Forward-looking information concerning the financing of future business activities is based upon the financing sources on which the Company and its predecessors have historically relied and expectations relating to future economic and operating conditions. Forward-looking information concerning future economic and operating conditions is based upon historical economic and operating conditions, opinions of third-party analysts respecting anticipated economic and operating conditions. Although management of the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Accordingly, readers should not place undue reliance upon any of the forward-looking information set out in this MD&A. All of the forward-looking statements of the Company contained in this MD&A are expressly qualified, in their entirety, by this cautionary statement. The various risks to which the Company is exposed are described in additional detail in this MD&A under the heading “Risk Factors” below and in the Company’s AIF. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

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